

13031644

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46710

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TAG Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 Greenwood Cliff, Suite 250
(No. and Street)

Charlotte (City) NC (State) 28204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric C. Blau 704-705-1879
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis PLLC
(Name – *if individual, state last, first, middle name*)

3900 Westerre Pkwy (Address) Richmond (City) VA (State) 23233 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric C. Blau, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TAG Securities, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

President

Title



Notary Public



This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tag Securities, Inc.

Report on Financial Statements

For the Year Ended December 31, 2012
(Pursuant to paragraph (d) of Rule 17a-5
of the Securities Exchange Act of 1934)

Tag Securities, Inc.

Contents



Independent Auditor's Report

Board of Directors
Tag Securities, Inc.
Charlotte, North Carolina

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Tag Securities, Inc. (the "Company") as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the financial statements as of December 31, 2012, based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tag Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1, 2 and 3 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.



Charlotte, North Carolina
February 28, 2013

Tag Securities, Inc.

Statement of Financial Condition
As of December 31, 2012

Assets

Cash	$ 12,345
Other receivables	233
Prepaid expenses	2,121
Total assets	$ 14,699

Liabilities and Stockholder's Equity

Liabilities

Total liabilities	$ -

Stockholder's Equity

Common stock, 1,000 shares authorized with no par value, 100 shares issued and outstanding	100
Additional paid-in capital	890,328
Accumulated deficit	(875,729)
Total stockholder's equity	14,699
Total liabilities and stockholder's equity	$ 14,699

See notes to financial statements

Tag Securities, Inc.

Statement of Operations

For the year ended December 31, 2012

Revenue	
Securities commissions	$ 22,305
Total revenue	22,305
Expenses	
Compensation and related costs	(166)
Clearing charges	292
Communications	120
Insurance	515
Professional fees	27,674
Regulatory fees	10,383
Other expenses	1,447
Total expenses	40,265
Net loss before income taxes	(17,960)
Income taxes	-
Net loss	$ (17,960)

See notes to financial statements

Tag Securities, Inc.

Statement of Changes in Stockholder's Equity
For the year ended December 31, 2012

	Common Shares Issued	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2011	100	$ 100	$ 876,828	$ (857,769)	$ 19,159
Capital Contribution	-	-	13,500	-	13,500
Net loss	-	-	-	(17,960)	(17,960)
Balances at December 31, 2012	100	100	890,328	(875,729)	14,699

See notes to financial statements

Tag Securities, Inc.
Statement of Cash Flows
For the year ended December 31, 2012

Cash flows from operating activities	
Net loss	$ (17,960)
Adjustments to reconcile net loss to	
net cash used in operating activities:	
Changes in assets and liabilities:	
Decrease in commissions receivable	1,423
Decrease in other receivables	1,423
Decrease in prepaid expenses	7,328
Decrease in clearing deposit	10,001
Decrease in accounts payable	(3,863)
Decrease in commissions payable	(2,377)
Decrease in accrued expenses	(3,000)
Net cash used in operating activities	(7,025)
Cash flows from financing activities	
Capital contribution	13,500
Net decrease in cash and cash equivalents	6,475
Cash and cash equivalents, beginning of year	5,870
Cash at end of year	$ 12,345
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

See notes to financial statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business:

TAG Securities, Inc. (the Company) was organized in April 1993 as a Nevada corporation. The Company is a wholly owned subsidiary of Capital L Group, LLC, (the Parent). The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's operations consist primarily in retail brokerage of mutual funds with individuals located in Texas. During 2012, the Company began the process of winding down its retail brokerage operations.

The Company operates pursuant to the exemptive provisions of Rule 15c3-3 (k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserved Requirements and Information Relation to the Possession and Control Requirements are not required.

The former shareholders of the Company entered into a Stock Purchase Agreement (the "Agreement") during 2010; whereby, Capital L Group, LLC agreed to purchase all of the issued and outstanding shares of the Company. As part of the Agreement, the Company entered a sub-clearing agreement with a former stockholder's wholly owned subsidiary, Prospera Financial Services ("PFS"). The Company received regulatory approval and the Agreement was consummated during 2011. Subsequent to regulatory approval and the consummation of the Agreement, the Company moved its corporate offices from Dallas, TX to Charlotte, NC, elected a new Board of Directors and officers and terminated the producing registered representatives. During 2012, the Company ended its sub-clearing agreement with PFS. Since the Company no longer has any producing registered representatives, no new clearing agreements have been signed. Management is currently exploring alternative business strategies/plans for TAG. Once management decides on a new business plan, it will go through the standard approval process with FINRA.

Significant Accounting Policies:

Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments:

Substantially all of the Company's financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Security Transactions

Securities commissions and the related expenses are recorded on a trade date basis as securities transactions occur.

Note 1. Summary of Significant Accounting Policies and Activities, Continued

Income taxes:

The Company's Parent files a partnership income tax return and the Company files a separate corporation income tax return.

As of December 31, 2012, open federal tax years subject to examination include the tax years ended December 31, 2009 through December 31, 2011.

Note 2. Transactions with Clearing Broker/Dealer and Economic Dependency

As part of the Agreement, the Company entered into a secondary clearing agreement with PFS, a former shareholder's wholly owned subsidiary, and its clearing broker/dealer, and also a sub-clearing agreement with PFS. The secondary clearing agreement extended the clearing broker/dealers clearing, execution and other services to the Company through PFS. The Company ended the relationship with PFS on June 30, 2012, and is no longer required to maintain deposit of $10,000 with the clearing broker/dealer.

Note 3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital and net capital requirements of $12,345 and $5,000, respectively. The Company's net capital ratio was 0 to 1.

Note 4. Concentrations \ Economic Dependency \ Related Party Transactions

The Company and PFS were under common control and the existence of that control created operating results and financial position significantly different than if the companies were autonomous. PFS provided the Company with certain support and services that were not consummated on terms equivalent to arm's length transactions.

Included in commissions receivable at December 31, 2012, is $0 due from PFS.

Securities commissions earned and clearing charges incurred and paid under the sub-clearing agreement with PFS totaled $3,396 and $71 respectively during the year. (See Note 2.)

Note 5. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer through a sub-clearing agreement. (See Note 2.) The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 6. Income Taxes

The Company incurred a tax loss for the year; therefore, there is no provision for current income taxes. The Company has a net operating loss carry forward of $45,671, which begins expiring in 2029. The net operating loss carry forward creates a deferred tax asset of approximately $15,500, which is fully reserved with a valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition. The net operating loss carry forward is limited as to its future use due to the change in ownership in 2011. Management has analyzed the tax positions taken or expected to be taken in the Company's tax returns and concluded the Company has no liability related to uncertain tax positions in accordance with Accounting Standards Codification ("ASC") Topic 740. (See Note 1.)

Note 7. Subsequent Events

The Company expects to undergo significant changes in its business, management, and operations during 2013. (See Note 1.) An estimate of the financial effect of these changes cannot be made.

Management has evaluated the Company' s events and transactions that occurred subsequent to December 31, 2012, through February 28, 2013, the date the financial statements were available to be issued.

Supplementary Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2012

Tag Securities, Inc. **Schedule I**

Supplementary Information Pursuant to Rule 17a-5

December 31, 2012

Computation of Net Capital

Total stockholder's equity qualified for net capital	$ 14,699
Deductions and/or changes	
Non-allowable assets:	
Commissions receivable	-
Other receivables	233
Prepaid expenses	2,121
Total deductions and/or charges	2,354
Net capital before haircuts on securities positions	12,345
Haircuts on securities:	
	-
Net capital	$ 12,345
Total aggregate indebtedness	$ -

Computation of Basic Net Capital Requirement

Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 7,345
Ratio of aggregate indebtedness to net capital	0 to 1

Reconciliation of Computation of Net Capital

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2012 (unaudited)	$	12,345
Decrease in haircuts on securities		-
Net capital	$	12,345

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

Securities Investor Protection Corporation ("SIPC") Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.



Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

Board of Directors
Tag Securities, Inc.
Charlotte, North Carolina

In planning and performing our audit of the financial statements of Tag Securities, Inc. (the "Company"), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


Elliott Davis, PLLC

Charlotte, North Carolina
February 28, 2013